Filed Pursuant to Rule 433

Registration Statement No. 333-273706

Dated May 14, 2024

ILLINOIS TOOL WORKS INC.

Pricing Term Sheet

May 14, 2024

Issuer:	Illinois Tool Works Inc.

Format:	SEC Registered

Ranking:	Senior Unsecured Notes

Size:	€650,000,000	€850,000,000

Price to Public:	99.525%	99.072%

Maturity Date:	May 17, 2028	May 17, 2032

Interest Rate:	3.250%	3.375%

Yield to Maturity:	3.379%	3.510%

Spread to Benchmark Security:	+74.6 basis points	+103.4 basis points

Benchmark Security:	OBL 2.200% due April 13, 2028	DBR 0.000% due February 15, 2032

Benchmark Security Price:	98.410	82.730

Spread to Mid-Swap:	+40 basis points	+70 basis points

Mid-Swap Yield:	2.979%	2.810%

Net Proceeds to Issuer (after underwriting discount but before expenses):	€645,287,500	€838,712,000

Use of Proceeds:	To repay a portion of the indebtedness incurred under the Company’s commercial paper program and Euro Credit Agreement. Any remaining proceeds to be used for general corporate purposes.

Interest Payment Date:	May 17 of each year, commencing May 17, 2025	May 17 of each year, commencing May 17, 2025

Day Count Convention:	ACTUAL / ACTUAL (ICMA)

Optional Redemption: Make-whole Call:

	Prior to March 17, 2028, at any time at a make-whole call of Bunds plus 15 basis points.	Prior to February 17, 2032, at any time at a make-whole call of Bunds plus 20 basis points.

Par Call:	On or after March 17, 2028, at any time at par.	On or after February 17, 2032, at any time at par.

Tax Redemption:	At any time at par if certain events occur involving changes in United States taxation.

Trade Date:	May 14, 2024

Expected Ratings*:	A1 / A+ (Moody’s / S&P)

Expected Listing:	Application will be made to list the Notes on the New York Stock Exchange.

Settlement Date (T+3**):	May 17, 2024 (T+3)

Denominations:	€100,000 x €1,000

ISIN; Common Code:	XS2823909143; 282390914	XS2823909903; 282390990

CUSIP:	452308 BB4	452308 BC2

Joint Book-Running Managers:	Citigroup Global Markets Limited J.P. Morgan Securities plc Barclays Bank PLC Goldman Sachs & Co. LLC ING Bank N.V.

Co-Managers:

Commerzbank Aktiengesellschaft

Mizuho International plc

ANZ Securities, Inc.

Société Générale

Loop Capital Markets LLC

Bank of Montreal, London Branch

Banco Bilbao Vizcaya Argentaria, S.A.

Danske Bank A/S

HSBC Bank plc

Intesa Sanpaolo IMI Securities Corp.

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

Target Market:	MiFID II and UK MiFIR – professionals/ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the delivery of the notes should consult their own advisors.

The notes will be represented by beneficial interests in fully registered permanent global notes (the “international global notes”) without interest coupons attached, which will be registered in the name of, and shall be deposited on or about May 17, 2024 with a common depositary for, and in respect of interests held through, Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”). Any notes represented by global notes held by a nominee of Euroclear or Clearstream will be subject to the then applicable procedures of Euroclear and Clearstream, as applicable. Euroclear and Clearstream’s current practice is to make payments in respect of global notes to participants of record that hold an interest in the relevant global notes at the close of business on the date that is the clearing system business day (for these purposes, Monday to Friday inclusive except December 25th and January 1st) immediately preceding each applicable interest payment date.

This term sheet is not a prospectus for the purposes of Regulation (EU) 2017/1129, including the same as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.

The communication of this term sheet and any other document or materials relating to the issue of the notes is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This document and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this term sheet and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet or any of its contents.

Relevant stabilization regulations including FCA/ICMA will apply.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “Commission”) for the offering to which this pricing term sheet relates. This offering will be made only by means of a prospectus and preliminary prospectus supplement. The information in this pricing term sheet supersedes the information contained in the prospectus and preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the prospectus and preliminary prospectus supplement.

Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus and preliminary prospectus supplement may be obtained by contacting Citigroup Global Markets Limited by telephone toll-free at +1-800-831-9146 or J.P. Morgan Securities plc by telephone collect at +44-207-134-2468.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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